Exhibit 99.1

NeoGames Expands Board with the Election of Steve Capp and Regains
Compliance with Nasdaq Listing Rules Related to Audit Committee Composition

Luxembourg – July 6, 2023 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today the election of Steve Capp to its board of directors as an independent, non-executive director following the approval of the Company’s shareholders at the 2023 annual general meeting. Following his election to the board, Mr. Capp was appointed as the chairperson of the audit committee and as a member of its compensation and nominating and corporate governance committees. Following such appointment, the Company has received notice from Nasdaq that it has regained compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring that the audit committee be comprised of at least three independent directors within the requisite cure period allowed for under the Nasdaq Listing Rules.

“Steve is a highly experienced executive who brings leadership, deep expertise, and professional experience to our board,” said Moti Malul, Chief Executive Officer of NeoGames. “Steve will be a valuable addition to our board.”

Mr. Capp has 35 years of experience in the gaming and financial services industries. From January 2019 until April 2022, Mr. Capp served as EVP and CFO of Bally’s Corporation (NYSE: BALY), a regional gaming and hospitality company. During this time, Bally’s was taken public and subsequently acquired and integrated more than 20 entities, including casino hotel properties and internet-based companies in the daily fantasy sports, free-to-play, sports wagering and iCasino spaces. Prior to Bally's, Mr. Capp was a director and financial consultant at Right Angle, a financial and strategic consulting firm, from April 2011 until December 2018. Mr. Capp served on the board of Bally’s predecessor private company, Twin River Management Group, for approximately seven years and as a director, advisor or consultant for several other private gaming, hospitality and technology companies. Within the gaming industry, Mr. Capp has also served as EVP and CFO for regional gaming and hospitality company Pinnacle Entertainment, Inc. He began his career as an investment banker with Bank of America Securities and Bear Stearns & Co. Mr. Capp holds a finance degree from the University of Arizona and an MBA from the Wharton School of the University of Pennsylvania.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Forward-looking statement:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current plans, estimates and expectations of management that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “may,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and similar expressions or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. All statements, other than statements of historical fact, including expectations regarding Mr. Capp’s service on the Board, are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors including, without limitation the risk factors set forth in Item 3.D. “Key Information- Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the "SEC") on April 28, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts
Investor Contact:
ir@neogames.com
Media Relations:
pr@neogames.com